November 6, 2009

VIA EDGAR

Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549 Attn: Susan Block Chanda DeLong

Re:	Così, Inc.
Registration Statement on Form S-3
Filed September 30, 2009
File No. 333-162233

Form 10-K for Fiscal Year ended December 29, 2008
Filed March 16, 2009
File No. 000-50052

Definitive Proxy Statement on Form 14A
Filed April 28, 2009
File No. 000-50052

Ladies and Gentlemen:

On behalf of our client, Cosi, Inc. (“Cosi” or the “Company”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated October 27, 2009 (the “Comment Letter”), with respect to the Company’s above referenced Registration Statement on Form S-3 (the “Registration Statement”), Form 10-K for Fiscal Year ended December 29, 2008 and Definitive Proxy Statement on Form 14A.  In connection with this letter responding to the Staff’s comments, we are filing Amendment No. 1 to the Registration Statement, and we have enclosed Amendment No. 1 marked to show changes from the Registration Statement as filed on September 30, 2009.

Set forth below are the headings and text of the comments raised in the Comment Letter, followed by the Company’s responses thereto.

Cover Page of Prospectus

1.
Please revise the prospectus cover and the rest of your filing, as applicable, to indicate the latest date to which you may extend the rights offering period.  Indicate whether subscribers will be able to revoke their exercise in the event you extend the rights offering.

Response

In response to the Staff’s comment, the Company has revised the cover page of the prospectus and the other portions of the prospectus, where applicable, to include the latest date to which the Company may extend the rights offering period.  The Company has not yet determined the latest date to which the rights offering may be extended.  This date will be determined after the Company determines the subscription period, and such date will be included in the Registration Statement prior to effectiveness.  In addition, the Company has revised the prospectus, where applicable, to indicate that subscribers will not be able to revoke their exercise even if the rights offering is extended by the Company’s board of directors, unless the Company amends the rights offering.

2.
We are unclear as to why you have included on your cover page the disclosure in which you state that you will not file a Form S-3 registration statement pursuant to General Instruction I.B.6 in a public primary offering with a value exceeding more than one-third of your market value in any 12-month period so long as your market value remains below $75 million.  Please advise.

Response

The Company included the disclosure on the cover page of the prospectus that it will not file a Form S 3 registration statement pursuant to General Instruction I.B.6 in a public primary offering with a value exceeding more than one third of its market value in any 12 month period so long as its market value remains below $75 million in order to comply with Instruction 6 to General Instruction I.B.6 of Form S-3 for registrants conducting a limited primary offering pursuant to General Instruction I.B.6 of Form S-3.  The Company is conducting a limited primary offering pursuant to General Instruction I.B.6 of Form S-3 because it does not believe that it currently meets the eligibility requirement for a primary offering pursuant to General Instruction I.B.1 of an aggregate market value of common equity held by non-affiliates of $75 million or more.

Questions and Answers Relating to the Rights Offering, page i

3.	Please include here, in an appropriate place, your revenues and net losses for the most recent audited period and interim stub to provide a financial snapshot of your company.

Response

In response to the Staff’s comment, the Company has revised page vi of the prospectus to include the Company’s revenues and net losses for the most recent audited period and interim stub.

4.	Please tell us the anticipated timing of amending your Shareholder Rights Plan and tell us if you will need to file a proxy statement before amending it.

Response

The Company intends to amend its Rights Agreement immediately prior to the issuance of shares pursuant to the rights offering.  Pursuant to Section 25 of the Rights Agreement, the Company may in its sole and absolute discretion amend any provision of the Rights Agreement without the approval of any holders of the rights so long as such rights are then redeemable (i.e., so long as the Rights Agreement has not been triggered).  Moreover, the Company has made no commitment to stockholders, whether in the form of a resolution, by-law or otherwise, to submit such an amendment to the stockholders for approval.  As such, the Company does not need to file a proxy statement prior to amending the Rights Agreement.

Can our board of directors extend, cancel or amend the rights offering?, page iii

5.	Please disclose how you intend to notify shareholders that the rights offering has been cancelled, extended, or modified.

Response

In response to the Staff’s comment, the Company has revised page iii of the prospectus and other portions of the prospectus, where applicable, to disclose how the Company intends to notify stockholders that the rights offering has been cancelled, extended, or modified.

6.	Please disclose the material factors that you will consider in determining whether to cancel, extend or modify the rights offering. Similarly revise your disclosure on page 18 of your filing.

Response

In response to the Staff’s comment, the Company has revised page iii and pages 17-18 of the prospectus to disclose the material factors that it will consider in determining whether to cancel, extend or modify the rights offering.

7.
Please disclose the types of amendments and modifications to the terms of the rights offering that you have contemplated, the process you will use to determine whether amendments and modifications to the offering should be made, and the implications to investors of each.  Tell us whether the amendments and modifications contemplated include a change in the subscription price.

Response

In response to the Staff’s comment, the Company has revised page iii of the prospectus and other portions of the prospectus, where applicable, to disclose the types of amendments and modifications to the terms of the rights offering that the Company has contemplated, the process the Company will use to determine whether amendments and modifications to the offering should be made, and the implications to investors of each.

8.
Disclose whether all amendments to the rights offering that may grant more favorable terms to subscription rights holders will apply retroactively to all subscription rights holders, including those who have already exercised their subscription rights, if applicable.

Response

In response to the Staff’s comment, the Company has revised page iii of the prospectus and other portions of the prospectus, where applicable, to disclose the effect of amendments to subscription rights holders, including those who have already exercised their subscription rights.

After I send in my payment and rights certificate may I cancel my exercise of subscription rights, page iv?

9.	Please clarify, if true, that all exercises of subscription rights are irrevocable, even if you amend the terms of the offering.

Response

In response to the Staff’s comment, the Company has revised page iii of the prospectus and other portions of the prospectus, where applicable, to clarify that subscription rights holders may not revoke the exercise of such rights, even if the rights offering is extended by the Company’s board of directors, unless the Company amends the rights offering.

If the rights offering is not contemplated, will my subscription payment be refunded to me?  page v

10.
We note that the subscription agent will hold all funds it receives in a segregated bank account until completion of the rights offering.  Tell us if you have taken steps to ensure the protection of these funds and tell us whether there is a chance these funds could be subject to creditors’ claims.

Response

As you note, the Company has entered into a Subscription Agreement with American Stock Transfer & Trust Company, a copy of which has been filed with the Registration Statement as Exhibit 4.11, pursuant to which American Stock Transfer & Trust Company has agreed to hold all funds it receives in a segregated bank account until completion of the rights offering.  As the funds will be held in a segregated account for the benefit of Company stockholders, the Company does not believe these funds would be subject to claims by American Stock Transfer & Trust Company’s creditors prior to the time such funds are remitted to the Company upon completion of the rights offering.

What are the U.S. federal income tax consequences of exercising subscription rights?, page vi

11.
Please revise here and throughout your filing to state that investors are “urged” or “encouraged” to consult their own tax advisors.  Statements that investors “should” consult their own advisors are not appropriate.

Response

In response to the Staff’s comment, page vi of the prospectus and each other applicable provision in the prospectus has been revised to state that investors are “urged” or “encouraged” to consult their own tax advisors.

Risk Factors, page 6

General

12.
We note that you state that you have highlighted risks in “other sections” of your prospectus and that the risks in your risk factors section “are not the only risks” that you face.  Please revise your risk factors section to include all risks related to the rights offering.  All material risks should be described.  If risks are not deemed material, you should not reference them.

Response

In response the Staff’s comment, the Risk Factors section of the prospectus has been revised to include what the Company believes to be the material risks related to the rights offering.  The reference to risks in “other sections” of the prospectus has been deleted.

13.	Please add a risk factor to discuss any risk of an effect on the market price of your stock as a result of the rights offering.

Response

In response to the Staff’s comment, an additional risk factor with respect to the effect on the market price of the Company’s stock as a result of the rights offering has been added to page 8 of the prospectus.

14.	Please add a risk factor in which you disclose the risks associated with your ability to amend the terms of the offering at any time.

Response

In response to the Staff’s comment, an additional risk factor with respect to the risks associated with the Company’s ability to amend the terms of the offering at any time has been added to page 8 of the prospectus.

15.	Please add a risk factor in which you discuss the risks associated with the fact that investors cannot revoke their subscription rights once they have been exercised.

Response

The Company believes that the risk factor set forth on page 8 of the prospectus titled “You may not revoke your subscription exercise and could be committed to buying shares above the prevailing market price.” addresses the risks associated with the fact that investors cannot revoke their subscription rights once they have been exercised.  The Company has expanded this risk factor to include the disclosure that subscription exercises are irrevocable even if the rights offering is extended by the Company’s board of directors, unless the Company amends the rights offering.

If you do not fully exercise your subscription rights, page 6

16.	Please add a separate risk factor with an appropriate subheading addressing the risks discussed in the second paragraph.

Response

In response to the Staff’s comment, an additional risk factor titled “Our executive officers and outside directors may significantly increase their relative ownership and voting interest in the Company to the extent our existing stockholders do not exercise their full subscription rights.” has been added to page 8 of the prospectus.

The Rights Offering, page 13

17.	We note the phrase, “in the event of any inconsistencies.” There should not be inconsistencies within your filing. Please correct any inconsistencies, if applicable, and delete this phrase.

Response

In response to the Staff’s comment, this phrase has been deleted from the prospectus.

Purchase Agreements, page 15

18.
Please tell us why the shares are being offered to your executive officers and directors in a private placement.  Please tell us if they will also receive subscription rights.  Please also provide us with an analysis as to why the private placement does not need to be integrated with the registered offering.

Response

In order to ensure compliance with Section 5 of the Securities Act of 1933, as amended (the “Securities Act”), the offering of shares to the Company’s executive officers and directors is being made in reliance on the exemption for offers and sales of securities in a private placement pursuant to Section 4(2) of the Securities Act. Our executive officers and directors will receive subscription rights in the rights offering on the same terms as other stockholders of the Company. However, as set forth in the prospectus under the heading “Purchase Agreements with Directors and Executive Officers,” under the terms of the purchase agreements the Company’s executive officers and directors have agreed to purchase shares from the Company in a private placement in lieu of exercising their basic subscription privileges and their over-subscription privileges in the rights offering.

In connection with these offers, the Company is relying on the safe harbor provided by Rule 152 promulgated under the Securities Act, which provides that a private offering is not subject to integration with a public offering pursuant to a registration statement which is subsequently filed under the Securities Act if the private offering is completed prior to the filing of the registration statement. In the SEC’s Black Box Inc. no-action letter (June 26, 1990), the Staff advised that for the purposes of Rule 152, a private placement sale of securities may be treated as having been completed upon execution of an agreement—not on the later date when the private placement securities are issued—provided that the purchasers’ obligations are binding and subject only to conditions outside their control, even when a registration statement covering the same securities is later filed with the SEC. In order to satisfy the requirements of Black Box, the Company has entered into purchase agreements with its executive officers and directors that contain all the material terms of such executive officers’ and directors’ commitments and pursuant to which such executive officers and directors became irrevocably bound to fulfill their commitments.

If the safe harbor provided by Rule 152 was not otherwise available to the Company or if the offering was not considered completed upon execution of the purchase agreements, the Company believes that the offers to the executive officers and directors constitute valid private placements pursuant to Section 4(2) of the Securities Act that are not vitiated by the concurrent filing of a registration statement.  Securities Act Release No. 8828 sets forth the applicable standards to determine whether concurrent public and private offering should be integrated and states that “the determination as to whether the filing of the registration statement should be considered to be a general solicitation or general advertising that would affect the availability of the Section 4(2) exemption for such a concurrent unregistered offering should be based on a consideration of whether the investors in the private placement were solicited by the registration statement or through some other means that would otherwise not foreclose the availability of the Section 4(2) exemption.”  The Staff’s Compliance and Disclosure Interpretation, Section 139.25, provides further clarification that “if the investors in the private offering become interested in the private offering through some means other than the registration statement – for example, there is a substantive, pre-existing relationship between the investors and the company – then the registration statement would not have served as a general solicitation for the private offering and Section 4(2) would be available, assuming the offering is otherwise consistent with the exemption. Hence, there would be no integration of the private offering with the public offering.”  In the instant situation, as the purchase agreements were executed prior to the filing of the Registration Statement, the Company believes it is clear that the executive officers and directors of the Company were not solicited pursuant to the Registration Statement but rather became aware of such offers solely by reason of their existing relationship with the Company as the executive officers and directors thereof.

In addition, the Company believes that the Staff's position known as the “Macy’s” position, which the Company understands to stand for the proposition that management does not need the protection of registration and would not be the object of general solicitation and therefore may participate in a private offering notwithstanding the pendency of a registration statement, is applicable in the instant matter as the purchasers under the purchase agreements are all either executive officers or directors of the Company.  The Company notes that the Staff expressly affirmed the availability of the “Macy’s” position in Compliance and Disclosure Interpretation, Section 139.25.

Expiration Date and Amendments, page 17

19.
We note that if the offering is extended, you will issue a press release announcing the extension no later than 9:00 am, New York City time, on the next business date after the most recently announced expiration of the rights offering.  Please disclose how you intend to notify shareholders that you have amended or modified the terms of the rights offering.

Response

In response to the Staff’s comment, the Company has revised page 18 of the prospectus to disclose how the Company will notify stockholders that it has amended or modified the terms of the rights offering.

Conditions, Withdrawal and Termination, page 18

20.	Please disclose when you will give notice to shareholders that you have withdrawn, terminated or cancelled the rights offering.

Response

In response to the Staff’s comment, the Company has revised page 18 of the prospectus to provide that the Company will issue a press release as soon as practicable following the withdrawal, termination or cancellation of the rights offering.

Medallion Guarantee May Be Required, page 19

21.	Please briefly explain the steps that investors must take to get their signature “guaranteed by an eligible institution.”

Response

In response to the Staff’s comment, the Company revised page 19 of the prospectus to include a description of the steps that investors must take to get their signature “guaranteed by an eligible institution.”

Validity of Subscriptions, page 21

22.	Please disclose the process that you will use to resolve all questions regarding the validity and form of the exercise of subscription rights.

Response

In response to the Staff’s comment, the Company has revised page 21 of the prospectus to include a description of the process that the Company will use to resolve questions regarding the validity and form of the exercise of subscription rights.

Material U.S. Federal Income Tax Consequences, page 22

23.	Please file as an exhibit a tax opinion as required by Item 601(b)(8) of Regulation S-K or advise as to why this is not necessary.

Response

In response to the Staff’s comment, Cadwalader, Wickersham & Taft LLP will deliver an opinion regarding the material U.S. federal income tax consequences of the rights offering and common stock acquired upon an exercise of subscription rights.  A form of the opinion has been filed as Exhibit 8.1 to Amendment No. 1 to the Registration Statement.  Cadwalader, Wickersham & Taft LLP will update this opinion as of the date of effectiveness.

Receipt of Subscription Rights, page 23

24.
Please revise this section to state unequivocally the tax consequences.  For example, we note your statements that investors “generally should not recognize taxable income” and this position is correct, as is assumed for the remainder of this summary.”  If you are unable to provide an unequivocal statement, please disclose the reason for the uncertainty and the risks to investors of different possible outcomes.

Response

In response to the Staff’s comment, the Company has revised page 23 of the prospectus with respect to the tax consequences of the rights offering.

Form of Opinion of Cadwalader Wickersham & Taft LLP, Exhibit 5.1

25.	Please revise assumption (y) on page 2 to clarify that you are only making the assumption with regards to parties other than the registrant.

Response

In response to the Staff’s comment, assumption (y) on page 2 of the opinion has been revised to clarify that Cadwalader, Wickersham & Taft LLP is only making the assumption with regards to parties other than the registrant.

26.	Please delete the last sentence of your opinion or update the opinion as of the date of effectiveness.

Response

In response to the Staff’s comment, Cadwalader, Wickersham & Taft LLP will update the opinion as of the date of effectiveness.

Form of Notice of Important Tax Information, Exhibit 99.8

27.	Please tell us the purpose of this document.

Response

The purpose of the Form of Notice of Important Tax Information (Exhibit 99.8) is generally to inform shareholders how they can avoid the imposition of backup withholding tax on payments relating to common shares acquired in the rights offering.

Form 10-K for fiscal year ended December 29, 2008

Recent Sales of Unregistered Securities, page 22

28.	In future filings, please state briefly the facts relied upon for the exemption claimed. Refer to Item 701(d) of Regulation S-K.

Response

In response to the Staff’s comment, in all future filings, the Company will describe the facts relied upon for the exemption claimed for the sale of any unregistered securities in accordance with Item 701(d) of Regulation S-K.

29.	Please also provide the amount of the consideration in future filings. Refer to Item 701(c) of Regulation S-K.

Response

In response to the Staff’s comment, in all future filings, the Company will provide the amount of consideration received in connection with the sale of any unregistered securities in accordance with Item 701(c) of Regulation S-K.

Definitive Proxy Statement on Schedule 14A

Annual Cash Incentive Compensation, page 18

30.
We note that in December 2008, the compensation committee permitted Mr. Hyatt to exchange 265,000 unvested shares of restricted stock for restricted stock units.  Please explain to us the material factors the compensation committee considered in deciding to grant his request.

Response

The compensation committee offered the Company’s named executive officers, including Mr. Hyatt, the option prior to December 31, 2008 to exchange unvested shares of restricted stock for restricted stock units covering the same number of shares in accordance with the transition rules under the Internal Revenue Service’s final guidance on tax code Section 409A.  In deciding to make this option available to the named executive officers, the compensation committee considered the following material factors: (i) the issuance of restricted stock units, in lieu of shares of restricted stock, would decrease the number of shares currently outstanding and, thereby, postpone stockholder dilution until the executives’ actual receipt of shares in settlement of such units, (ii) the issuance of restricted stock units would enable the executives to defer taxation until the time that actual shares are issued in settlement of such units, and (iii) the issuance of restricted stock units would delay the potential need of executives to dispose of shares of Company common stock to satisfy income tax withholding obligations until the time actual shares are issued in settlement of such units (which may occur after vesting of such units).

*           *           *

Please do not hesitate to contact me at 212-504-5555 with any questions or comments you may have.

Very truly yours,

/s/ Dennis J. Block

Dennis J. Block

cc:           Mr. James Hyatt, President, Chief Executive Officer and Director
Ms. Vick Baue, Vice President, General Counsel, Chief Legal Officer, Chief
Compliance Officer, Assistant Secretary

Dennis J. Block   Tel  +1 212 504 5555   Fax  +1 212 504 6666    dennis.block@cwt.com